Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Zentek Ltd. (formerly, ZEN Graphene Solutions Ltd.)

This is the receipt of the Ontario Securities Commission for the Short Form Prospectus of the above Issuer dated December 23, 2021 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

December 24, 2021

Sonny Randhawa

Sonny Randhawa Director, Corporate Finance Branch

SEDAR Project # 3304963